

July 29, 2013

<u>Via E-mail</u>
Juan Miguel Ros Gutirrez
Chief Executive Officer
Sonora Resources Corporation
Cerro del Padre #11, Rinconada de los Pirules
Guadalupe Zacatecas Mexico 98619

> **Re:     Sonora Resources Corp.**
> **Amendment No. 1 to Form 10-K for Fiscal Year**
> **Ended November 30, 2012**
> **Filed July 22, 2013**
> **Response dated July 22, 2013**
> **File No. 0-54268**

Dear Mr. Gutirrez:

We have reviewed your response dated July 22, 2013 and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Plan of Operation, page 4</u>

1.      We note your response to comment 7 in which you removed the terms develop, development, and production where appropriate from you filing.  However, we note you refer to your company as being in the development stage on pages 4, 21, F-2, F-4, and F-6, but do not have any reserves which are required for a development or production stage company.  We re-issue comment 7.  Please review your filing and amend the pages mentioned above, characterizing your company only as an exploration stage company.

<u>Properties, page 16</u>

2.      We note your response to comment 13 and your statement which you increased your disclosure related to mineral rights of your material properties. Your exploration and production program in 2013 is directed at the Corazon and Liz properties which are regarded as material, but the Liz property mineral concessions/mineral rights are not discussed in detail. We re-issue comment 13 in part. Please include certain identifying information, such as the property names and title numbers with your property descriptions.

3.      We note your response to comment 14 in which you state you added additional disclosure to your filing regarding your properties. However your filing does not address previous exploration or mining activities on the properties, the present condition of underground and/or surface equipment or other assets. This description should include details such as modernization and physical condition of your plant and/or equipment, infrastructure, or other related facilities, including subsurface improvements and related equipment or include a statement that no equipment or improvements exist on the properties. In addition please describe the source of power and water that can be utilized at the property. All of your properties should include a clear statement that the property is without known reserves and your proposed activities are exploratory in nature. We re-issue comment 14. Please modify your filing to comply with the guidance provided above.

4.      We note your response to comment 16 in which you added disclosure regarding your mining agreements in the financial statements, but we do not find any disclosure regarding your exploration/drilling plans for the Los Amoles, Corazon or Liz properties. In addition, we cannot find a description of your production plans or underground work programs for these properties either. We reissue comment 16. Please provide details of your planned exploration, underground work programs, drilling and/or production programs for 2013 as indicated on pages F-16 and F-18.

5.      We note your response to comment 17 in which you removed disclosure regarding your mineral discovery or reserve from the filing. However, on pages F-16 and F-18 you state you initiated a sampling work program. We reissue comment 17. Please disclose the details of your sampling program including any quality assurance quality controls, sampling procedures, and the assay laboratories you employ.

6.      We note your response to comment 18 in which you state you are unaware of any permit requirements in Mexico, but you intend to begin production of gold and silver in 2013 on your Los Amoles, Corazon, and Liz properties. Our understanding is those surface exploration activities which have a very low environmental impact, such as drilling/sampling, and conform to the NOM-120-SEMARNAT-1997 (Norma Oficial Mexicana NOM-120-SEMARNAT, 1997 [1998]) do not require permits. But, before

beginning mining operations, mining companies are required to prepare a preliminary environmental impact statement for all mining activities and address change of land use (CUS) permits.  Other mining companies in Mexico also submit an "Informe Preventivo", which states the measures that will be used by the Company to minimize environmental impacts to Mexico's federal Environment Ministry (Secretaría del Medio Ambiente y Recursos Naturales (Semarnat).  In addition, Beneficiation/Plant/Smelter concessions must conform to NOM-155-SEMARNAT-2007 which outlines environmental protection for leaching gold and silver ores.  Lastly, those mining activities that affect surface properties require environmental permits and authorizations to conform to the statutes of the Ley General del Equilibio Ecologico y Proteccion Ambiental (LGEEPA).  Unless you do not plan to commence production in the near future and only plan to confine your activities to drilling and sampling we re-issue comment 18.  Please provide a summary of the permits required for your mining operations.

Item 9A. Controls and Procedures, page 25
a) Evaluation of Disclosure Controls and Procedures, page 25

7.  Please revise to disclose whether management evaluated your disclosure controls and procedures as of November 30, 2012.  Please similarly revise your disclosure in Form 10-Q for the quarter ended May 31, 2013.  Please refer to Item 307 of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 40

8.  Please file the consent of your independent registered public accountant or tell us why the consent is not required.

Report of Independent Registered Public Accounting Firm, page F-1

9.      We reviewed your response to comment 19 in our letter dated June 25, 2013 and the revisions to the audit report.  We understand that you did not provide the predecessor auditor's report because the predecessor auditor is no longer in business.  However, the auditor's association with amounts from inception included in your annual financial statements is required as long as you are in the development stage.  As such, please have PMB Helin Donovan, LLP audit and render an opinion on the statements of operations and cash flows for the period from December 3, 2007 (inception) to November 30, 2012, and file an amendment to include a revised audit report that refers to and includes an opinion on the statements of operations and cash flows for the period from November 29, 2007 (inception) to November 30, 2012 rather than referring to the report of other auditors in its report.  Alternatively, if it is impracticable to obtain an audit of the amounts from inception you may request a waiver from the Division's Office of the Chief Accountant.  If the Office of the Chief Accountant waives the audit requirement, please amend the filing to label the amounts from inception as "unaudited."

Signatures, page 42

10.     We reviewed your response to comment 20 in our letter dated June 25, 2013 and the revisions to the signature page.  It appears that the second signature block is still omitted. As previously requested, please revise to provide the second signature block and the required signatures, including your principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the board of directors on behalf of the Company in the second signature block.  Please refer to the signature page and general instruction D(2) of Form 10-K.  Please note that any person who occupies more than one of the specified positions in general instruction D(2) of Form 10-K are required to indicate each capacity in which the report is signed.

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 or John Reynolds, Assistant Director, at (202) 551-3795 regarding engineering comments.

                                                Sincerely,

                                                /s/ William H. Thompson

                                                William H. Thompson
                                                Accounting Branch Chief